SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

IPC THE HOSPITALIST CO INC

_________________________________________________________
(Name of Issuer)

COMMON STOCK
___________________________________________________________
(Title of Class of Securities)

44984A105

______________________________

(CUSIP Number)

December 31, 2008

___________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[X]     Rule 13d – 1(b)
[ ]     Rule 13d – 1(c)
[ ]     Rule 13d – 1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No 44984A105	13G	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America Corporation 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	0
	6 SHARED VOTING POWER	1,705,579*
	7 SOLE DISPOSITIVE POWER	0
	8 SHARED DISPOSITIVE POWER	1,679,926*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,705,579*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.62%*
12	TYPE OF REPORTING PERSON (See Instructions) HC

* Includes shares held of record by Bank of America Ventures (BAV) and BankAmerica Investment Corporation (BAIC). Bank America Corporation (BAC) is the parent of BAV and BAIC. Under the terms of an investment management agreement between Scale Management, LLC (Scale), BAC and BAV, Scale manages the investments of the shares of the issuer held of record by BAV and BAIC and, therefore, may be deemed to have beneficial ownership of such shares. Scale disclaims beneficial ownership of such shares. Includes 9,792 shares one of the managing members of Scale has the right to acquire within 60 days of 12/31/08 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported options for the benefit of BAV. BAV is entitled to the shares issued upon exercise of the option. The managing member disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

CUSIP No 44984A105	13G	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America, NA 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	429
	6 SHARED VOTING POWER	1,472,446*
	7 SOLE DISPOSITIVE POWER	75
	8 SHARED DISPOSITIVE POWER	1,447,147*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,472,875*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.17%*
12	TYPE OF REPORTING PERSON (See Instructions) BK

* Includes shares held of record by Bank of America Ventures (BAV) and BankAmerica Investment Corporation (BAIC). Bank America Corporation (BAC) is the parent of BAV and BAIC. Under the terms of an investment management agreement between Scale Management, LLC (Scale), BAC and BAV, Scale manages the investments of the shares of the issuer held of record by BAV and BAIC and, therefore, may be deemed to have beneficial ownership of such shares. Scale disclaims beneficial ownership of such shares. Includes 9,792 shares one of the managing members of Scale has the right to acquire within 60 days of 12/31/08 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported options for the benefit of BAV. BAV is entitled to the shares issued upon exercise of the option. The managing member disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

CUSIP No 44984A105	13G	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Columbia Management Group, LLC 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	0
	6 SHARED VOTING POWER	112,426
	7 SOLE DISPOSITIVE POWER	0
	8 SHARED DISPOSITIVE POWER	115,858
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,858
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.72%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No 44984A105	13G	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Columbia Management Advisors, LLC 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	112,426
	6 SHARED VOTING POWER	0
	7 SOLE DISPOSITIVE POWER	115,858
	8 SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,858
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.72%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No 44984A105	13G	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Banc of America Securities LLC 56-2058405
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	22
	6 SHARED VOTING POWER	0
	7 SOLE DISPOSITIVE POWER	22
	8 SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON (See Instructions) BD

CUSIP No 44984A105	13G	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Banc of America Investment Advisors, Inc. 56-2058405
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	0
	6 SHARED VOTING POWER	41,485
	7 SOLE DISPOSITIVE POWER	0
	8 SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,485
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.26%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No 44984A105	13G	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Banc of America Ventures 95-6016836
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	1,318,535*
	6 SHARED VOTING POWER	0
	7 SOLE DISPOSITIVE POWER	1,318,535*
	8 SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,318,535*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.21%*
12	TYPE OF REPORTING PERSON (See Instructions) CO

* Shares are held of record by Bank of America Ventures (BAV) and BankAmerica Investment Corporation (BAIC). Bank America Corporation (BAC) is the parent of BAV and BAIC. Under the terms of an investment management agreement between Scale Management, LLC (Scale), BAC and BAV, Scale manages the investments of the shares of the issuer held of record by BAV and BAIC and, therefore, may be deemed to have beneficial ownership of such shares. Scale disclaims beneficial ownership of such shares. Includes 9,792 shares one of the managing members of Scale has the right to acquire within 60 days of 12/31/08 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported options for the benefit of BAV. BAV is entitled to the shares issued upon exercise of the option. The managing member disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

CUSIP No 44984A105	13G	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): BankAmerica Investment Corp 36-3101574
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	232,682*
	6 SHARED VOTING POWER	0
	7 SOLE DISPOSITIVE POWER	232,682*
	8 SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,682*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.45%*
12	TYPE OF REPORTING PERSON (See Instructions) CO

* Shares are held of record by Bank of America Ventures (BAV) and BankAmerica Investment Corporation (BAIC). Bank America Corporation (BAC) is the parent of BAV and BAIC. Under the terms of an investment management agreement between Scale Management, LLC (Scale), BAC and BAV, Scale manages the investments of the shares of the issuer held of record by BAV and BAIC and, therefore, may be deemed to have beneficial ownership of such shares. Scale disclaims beneficial ownership of such shares. Includes 9,792 shares one of the managing members of Scale has the right to acquire within 60 days of 12/31/08 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported options for the benefit of BAV. BAV is entitled to the shares issued upon exercise of the option. The managing member disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Item 1(a).     Name of Issuer:

IPC the Hospitalist Company, Inc

Item 1(b).     Address of Issuer’s Principal Executive Offices:

4605 LANKERSHIM BLVD., SUITE 617

NORTH HOLLYWOOD, CA 91602

Item 2(a).     Name of Person Filing:

Bank of America Corporation
Bank of America N.A.
Columbia Management Group, LLC
Columbia Management Advisors, LLC
Banc of America Securities LLC
Banc of America Investment Advisors, Inc.
Bank of America Ventures
BankAmerica Investment Corporation

Item 2(b).     Address of Principal Business Office or, if None, Residence:

Each Reporting Person has its or his principal business office at 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

Item 2(c).     Citizenship:

Bank of America Corporation	Delaware
Bank of America N.A.	United States
Columbia Management Group, LLC	Delaware
Columbia Management Advisors, LLC	Delaware
Banc of America Securities LLC	Delaware
Banc of America Investment Advisors, Inc.	Delaware
Bank of America Ventures	California
BankAmerica Investment Corporation	Delaware

Item 2(d).     Title of Class of Securities:

Common Stock

Item 2(e).     CUSIP Number:

44984A105

Item 3.          If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),

Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.          Ownership:

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.          Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.          Ownership or More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company or Control
Person:

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 8.          Identification and Classification of Members of the Group:

Not Applicable.

Item 9.          Notice of Dissolution of Group:

Not Applicable.

Item 10.     Certification:

By signing below each of the undersigned certifies that, to the best of such undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 13, 2009

Bank of America Corporation

Bank of America, N.A.

By:      /s/ Charles F. Bowman
     _____________________

Charles F. Bowman
Senior Vice President

Columbia Management Group, LLC
Columbia Management Advisors, LLC

By:      /s/ Michael A. Jones
     _____________________

Michael A. Jones

President

Bank of America Securities LLC

By:      /s/ Adam Strouse

     _____________________

Adam Strouse

Principal

Banc of America Investment Advisors, Inc.

By:      /s/ Jeffrey Cullen
     __________________

Jeffrey Cullen

Vice President

Bank of America Ventures

By: Scale Management, LLC
Its Attorney in Fact

By:      /s/ Kate Mitchell
     __________________

Kate Mitchell

Manager

BankAmerica Investment Corporation

By: Scale Management, LLC
Its Attorney in Fact

By:      /s/ Kate Mitchell
     __________________

Kate Mitchell

Manager

Exhibit 99.1

EXHIBIT 99.1 - JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on Schedule 13G with respect to the common stock of beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Dated:     February 13, 2009

Bank of America Corporation

Bank of America, N.A.

By:      /s/ Charles F. Bowman
     _____________________

Charles F. Bowman
Senior Vice President

Columbia Management Group, LLC
Columbia Management Advisors, LLC

By:      /s/ Michael A. Jones
     _____________________

Michael A. Jones

President

Bank of America Securities LLC

By:      /s/ Adam Strouse

     _____________________

Adam Strouse

Principal

Banc of America Investment Advisors, Inc.

By:      /s/ Jeffrey Cullen
     __________________

Jeffrey Cullen

Vice President

Bank of America Ventures

By: Scale Management, LLC
Its Attorney in Fact

By:      /s/ Kate Mitchell
     __________________

Kate Mitchell

Manager

BankAmerica Investment Corporation

By: Scale Management, LLC
Its Attorney in Fact

By:      /s/ Kate Mitchell
     __________________

Kate Mitchell

Manager